Exhibit 12
GARDNER DENVER, INC.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	For the Three
	Months Ended
	March 31,	For the Years Ended December 31,
	2007	2006	2005	2004	2003	2002

Earnings:
Income before income taxes	$61,914	$200,615	$95,644	$52,286	$30,358	$28,827
Fixed charges	8,312	43,530	35,746	12,704	6,019	7,483

Earnings as defined	$70,226	$244,145	$131,390	$64,990	$36,377	$36,310

Fixed Charges:
Interest expense	$6,737	$37,379	$30,433	$10,102	$4,748	$6,365
Rentals — portion representative of interest	1,575	6,151	5,313	2,602	1,271	1,118

Total fixed charges	$8,312	$43,530	$35,746	$12,704	$6,019	$7,483

Ratio of Earnings to Fixed Charges	8.4x	5.6x	3.7x	5.1x	6.0x	4.9x